Exhibit 99.1

China Finance Online Reports Third Quarter and Nine Months Ended September 30, 2016 Unaudited Financial Results

BEIJING, November 29, 2016 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2016.

Third Quarter 2016 Financial Highlights

•	Net revenues were $17.1 million, down 53.8% year-over-year, but up 6.3% quarter-over-quarter

•	Equity brokerage business grew 331.7% year-over-year and 228.5% quarter-over-quarter

•	Commodities brokerage business declined by 62.8% year-over-year and 1.1% quarter-over-quarter

•	Yinglibao’s users purchased wealth management products with a total value of RMB 2.5 billion in the third quarter, up 114% quarter-over-quarter

•	iTougu’s activated user base surpassed 4.6 million at the end of third quarter and active users reached 2.7 million during the third quarter

•	Gross margin was 73.9%

•	Total cash and cash equivalents, restricted cash and short-term investments were $68.9 million as of September 30, 2016

First Nine Months of 2016 Highlights

•	Net revenues were $63.8 million, down 13.5% compared with $73.8 million in the first nine months of 2015

•	Net income attributable to China Finance Online was $11.2 million, a decrease of 10.6% compared to $12.5 million in the first nine months of 2015

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, "We continue with our transition towards becoming a one-stop investment gateway for Chinese retail investors by providing a state-of-the-art platform where our best-in-class technologies meet Chinese investors’ growing needs in trading, advisory services and investments.”

“Yinglibao continues to gain traction among our users, as the purchase of various wealth management products totaled RMB2.5 billion in the third quarter, demonstrating a significant growth from RMB 1.2 billion in the second quarter and RMB 352 million in the first quarter, respectively. While we are not in a rush to monetize all services offered on our platform, we are certainly encouraged by the increased user engagements on iTougu, which now features thousands of financial advisors, actively mentoring millions of investors throughout China on a monthly basis. We look forward to leveraging our large user base to generate sustainable growth in the future.” Mr. Zhao concluded.

Mr. Jeff Wang, Chief Financial Officer of China Finance Online added, “While we continue to invest in the next generation of products and services, we are taking measures to improve efficiency and increase productivity by divesting underperforming divisions and focusing on areas with potential for monetization. Our balance sheet remains strong with cash and cash equivalents, restricted cash and short-term investments accounting for approximately 70% of our market cap and our book value is approaching $100 million. Given our growing user activities and longstanding brand name in China, we believe that we are well positioned to create long-term value.”

Third Quarter 2016 Financial Results

Net revenues were $17.1 million, a decrease of 53.8% from $37.0 million during the third quarter of 2015, but an increase of 6.3% from $16.0 million during the second quarter of 2016. During the third quarter of 2016, revenues from financial services, the financial information and advisory business, and advertising services contributed 82%, 13% and 4% of the net revenues, respectively, compared with 83%, 12% and 5%, respectively, for the corresponding period in 2015.

Revenues from financial services were $14.0 million, a decrease of 54.3% from $30.7 million during the third quarter of 2015, but an increase of 15.3% from $12.2 million during the second quarter of 2016. Revenues from financial services comprise of equity and commodities brokerage services. Equity brokerage business grew 331.7% year-over-year and 228.5% quarter-over-quarter. The year-over-year decrease of revenues from financial services was mainly due to a decline in revenues from the Company's commodities brokerage services. Revenues from commodities brokerage declined by 62.8% year-over-year and 1.1% quarter-over-quarter. Due to a variety of global geo-political uncertainties, the crude oil market experienced unusually unfavorable volatility during the third quarter, which adversely affected investors’ confidence.

Revenues from the financial information and advisory business were $2.2 million, a decrease of 51.0% from $4.4 million during the third quarter of 2015 and 25.3% from $2.9 million in the second quarter of 2016. Revenues from the financial information and advisory business were comprised of subscription services from individual and institutional customers. The decline in revenues from the financial information and advisory business was mainly due to the sale of a less profitable division in the financial information segment.

Revenues from advertising were $0.7 million, a decrease of 59.1% from $1.7 million in the third quarter of 2015 and 16.5% from $0.9 million in the second quarter of 2016. The decline in advertising revenues was mainly due to the increased campaign of the Company’s own service offerings during the third quarter.

Gross profit was $12.6 million, a decrease of 60.1% from $31.6 million in the third quarter of 2015 and an increase of 3.9% from $12.1 million in the second quarter of 2016. Gross margin in the third quarter of 2016 was 73.9%, compared with 85.6% in the third quarter of 2015 and 75.7% in the second quarter of 2016. The year-over-year and quarter-over-quarter decreases in gross margin were mainly due to a decrease in revenues from the Company's commodities brokerage services, which typically carry higher gross margins.

General and administrative expenses (“G&A”) were $4.8 million, an increase of 48.1% from $3.2 million in the third quarter of 2015, but a decrease of 15.6% from $5.6 million in the second quarter of 2016. The year-over-year increase was mainly attributable to an increase in share-based compensation expenses. However, the Company implemented more stringent expense control measures since the second quarter which led to a sequential decrease in G&A expenses.

Sales and marketing expenses were $12.9 million, a decrease of 1.5% from $13.1 million in the third quarter of 2015, but an increase of 18.0% from $11.0 million in the second quarter of 2016. The quarter-over-quarter increase was primarily due to an increase in marketing expenses.

Research and development expenses were $3.7 million, an increase of 45.7% from $2.5 million in the third quarter of 2015 and 16.8% from $3.1 million in the second quarter of 2016. The year-over-year and quarter-over-quarter increases were mainly attributable to an increase in recruitment of senior software engineers and capital market professionals to support further development in all lines of business.

Total operating expenses were $21.3 million, an increase of 13.2% from $18.9 million in the third quarter of 2015, but a decrease of 22.3% from $27.5 million in the second quarter of 2016.

Loss from operations was $8.1 million, compared with an income from operations of $12.9 million in the third quarter of 2015 and a loss from operations of $15.3 million in the second quarter of 2016.

Net loss attributable to China Finance Online was $3.6 million, compared with a net income of $9.7 million in the third quarter of 2015, and a net income of $12.8 million in the second quarter of 2016.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.16 for the third quarter of 2016, compared with fully diluted earnings per ADS of $0.39 for the third quarter of 2015 and fully diluted earnings per ADS of $0.50 for the second quarter of 2016. Basic and diluted weighted average numbers of ADSs for the third quarter of 2016 were 22.7 million, compared with basic and diluted weighted average number of ADSs of 22.2 million and 24.8 million for the third quarter of 2015, respectively. Each ADS represents five ordinary shares of the Company.

As of September 30, 2016, total cash and cash equivalents, restricted cash and short-term investments were $68.9 million.

Total shareholders' equity of China Finance Online was $99.7 million as of September 30, 2016.

First Nine Months of 2016 Financial Results

Net revenues for the first nine months of 2016 were $63.8 million, a decrease of 13.5% compared with $73.8 million in the first nine months of 2015.

Gross profit for the first nine months of 2016 was $50.7 million, a decrease of 15.8% compared with $60.2 million in the first nine months of 2015.

Net income attributable to China Finance Online for the first nine months of 2016 was $11.2 million, a decrease of 10.6% compared to $12.5 million in the first nine months of 2015.

Fully diluted earnings per ADS attributable to China Finance Online was $0.44 for the first nine months of 2016, compared with $0.50 for the first nine months of 2015.

Recent Developments

•	Robo-advisory Service

In early November, the Company conducted a trial launch of its proprietary robo-advisory service. The robo-advisory service enables China’s vast retail investors with different financial standings and risk profiles, to not only gain access to high-quality financial products and more personalized services, but also to reduce risk exposure through more diversified asset allocations.

“Built upon the foundation developed by Yinglibao and iTougu, the introduction of our proprietary robo-advisory service once again showcased our superior technology capabilities and deep resources in China’s capital markets. In order to operate a fully functioning robo-advisory service to distribute the full range of financial products in China, two critical licenses issued by the Chinese government are required, a Mutual Fund Distribution License and a Securities Investment Advisory License. We are one of the handful of companies in China holding both licenses. With heightened user experiences, broadened product offerings and strong compliance to government regulations, we are very well positioned to grow our market share in a large addressable market.” Mr. Zhao commented.

•	2016 Leading China Fintech Forum

The Company will host the 2016 Fintech Forum & Leading China Annual Awards in Beijing on December 8th. The key-note speakers for this event include senior management from financial companies and banks, and also officials from regulatory commissions. The Forum expects over 500 attendees from a large number of prestigious Chinese financial institutions, including banks, broker dealers, asset management firms and insurance companies.

Conference Call Information

The management will host a conference call on November 29, 2016 at 8:00 p.m. U.S. Eastern Time (9:00 a.m. Beijing/Hong Kong time on November 30, 2016). Dial-in details for the earnings conference call are as follows:

US: 1-855-823-0291
Hong Kong: 800-963-435
Singapore: 800-616-2312
China: 800-870-0211 or 400-120-3169
Conference ID: 24959536

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at http://edge.media-server.com/m/p/p3p7fvnh

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users and continue to develop next generation of products and services such as the robo-advisory service;

•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

•	our prospect on stabilization in cash attrition and improvement of our financial position;

•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and

•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, the changing customer needs, regulatory environment and market condition that we are subject to; the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial market on our future performance; the unpredictability of our strategic transformation and growth of new businesses, including our commodities brokerage services; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcome; the degree to which our strategic collaborations with partners will yield successful outcome; the prospect for China's high-net-worth and middle-class households; the prospect of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

-- Tables Follow --

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Sep. 30, 2016	Dec. 31, 2015
Assets
Current assets:
Cash and cash equivalents	67,054	85,734
Restricted cash	1,089	-
Trust bank balances held on behalf of customers	52,440	14,168
Accounts receivable, net - others	17,088	12,008
Accounts receivable, net - Margin clients	6,905	4,367
Short-term investments	770	-
Prepaid expenses and other current assets	10,207	3,489
Deferred tax assets, current	424	969
Total current assets	155,977	120,735
Long-term investments, net	2,444	1,782
Property and equipment, net	7,732	5,790
Acquired intangible assets, net	411	1,539
Rental deposits	1,319	1,423
Goodwill	127	6,700
Deferred tax assets, non-current	27	20
Other deposits	3,865	6,076
Total assets	171,902	144,065

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,484 and $5,058 as of September 30, 2016 and December 31,2015, respectively)	4,768	6,659
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,069 and $13,036 as of September 30, 2016 and December 31, 2015, respectively)	5,688	15,655
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $25,535 and $566 as of September 30, 2016 and December 31, 2015, respectively)	52,458	14,168
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,166 and $3,387 as of September 30, 2016 and December 31, 2015, respectively)	11,065	5,494
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $30 and $13 as of September 30, 2016 and December 31, 2015, respectively)	32	15
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $45 and $1,753 as of September 30, 2016 and December 31,2015, respectively)	45	1,768
Total current liabilities	74,056	43,759
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $75 and $385 as of September 30, 2016 and December 31, 2015, respectively)	93	385
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $102 and $187 as of September 30, 2016 and December 31,2015, respectively)	606	692
Total liabilities	74,755	44,836
Noncontrolling interests	(2,577)	11,191
Total China Finance Online Co. Limited Shareholders' equity	99,724	88,038
Total liabilities and equity	171,902	144,065

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Nine months ended
	Sep. 30, 2016	Sep. 30, 2015	Jun. 30, 2016	Sep. 30, 2016	Sep. 30, 2015
Net revenues	17,062	36,954	16,045	63,820	73,770
Cost of revenues	(4,454)	(5,329)	(3,905)	(13,166)	(13,620)
Gross profit	12,608	31,625	12,140	50,654	60,150
Operating expenses
General and administrative(includes share-based compensation expenses of $1,214, $470, $1,608, $4,241 and $3,138, respectively)	(4,766)	(3,218)	(5,647)	(15,331)	(12,281)
Sales and marketing (includes share-based compensation expenses of $(45), $(97), $(37), $(103) and $(55), respectively)	(12,927)	(13,130)	(10,952)	(35,657)	(30,113)
Product development (includes share-based compensation expenses of $(211), $(137), $(189), $(527) and $(58), respectively)	(3,652)	(2,506)	(3,127)	(9,477)	(8,023)
Loss from impairment of intangible assets	-	-	(1,111)	(1,111)	-
Loss from impairment of goodwill	-	-	(6,642)	(6,642)	-

Total operating expenses	(21,345)	(18,854)	(27,479)	(68,218)	(50,417)
Government subsidies	650	153	36	1,194	252
Income (loss) from operations	(8,087)	12,924	(15,303)	(16,370)	9,985
Interest income	212	69	377	833	1,312
Long-term investment income (loss), net	2,246	-	(4,123)	(1,877)	-
Short-term investment income (loss), net	(376)	70	138	(119)	137
Gain on the interest sold and retained noncontrolling investment	-	-	22,445	22,445	-
Gain from sale of cost method investment	-	-	-	-	4,648
Equity method investment loss	(21)	(10)	(49)	(132)	(19)
Other income (loss), net	34	(563)	(14)	91	(952)
Exchange gain (loss), net	4	(620)	73	(80)	(605)

Income (loss) before income tax provision (expenses)	(5,988)	11,870	3,544	4,791	14,506
Income tax provision (expenses), net	2,265	(227)	(2,693)	(852)	(631)

Net income (loss)	(3,723)	11,643	851	3,939	13,875
Less: Net income (loss) attributable to the noncontrolling interest	(96)	1,905	(11,914)	(7,216)	1,402
Net income (loss) attributable to China Finance Online Co. Limited	(3,627)	9,738	12,765	11,155	12,473

Net income (loss)	(3,723)	11,643	851	3,939	13,875
Changes in foreign currency translation adjustment	(524)	(2,076)	(1,748)	(1,824)	(1,789)
Other comprehensive income (loss), net of tax	(524)	(2,076)	(1,748)	(1,824)	(1,789)
Comprehensive income (loss)	(4,247)	9,567	(897)	2,115	12,086
Less: comprehensive income (loss) attributable to noncontrolling interest	(96)	1,905	(11,914)	(7,216)	1,402
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(4,151)	7,662	11,017	9,331	10,684

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.03)	0.09	0.11	0.10	0.11
Diluted	(0.03)	0.08	0.10	0.09	0.10
Income (loss) per ADS
Basic	(0.16)	0.44	0.56	0.49	0.56
Diluted	(0.16)	0.39	0.50	0.44	0.50
Weighted average ordinary shares
Basic	113,277,445	111,049,810	113,049,666	113,089,652	110,919,502
Diluted	113,277,445	124,074,231	126,914,643	127,223,768	124,836,522
Weighted average ADSs
Basic	22,655,489	22,209,962	22,609,933	22,617,930	22,183,900
Diluted	22,655,489	24,814,846	25,382,929	25,444,754	24,967,304